Note: [01 Mar 2017] – The following is a consolidation of 13-501F1. It incorporates amendments to this document that came into effect on March 1, 2017. This consolidation is provided for your convenience and should not be relied on as authoritative. FORM 13-501F1 CLASS 1 REPORTING ISSUERS AND CLASS 3B REPORTING ISSUERS – PARTICIPATION FEE MANAGEMENT CERTIFICATION I, ____________________, an officer of the reporting issuer noted below have examined this Form 13-501F1 (the Form) being submitted hereunder to the Alberta Securities Commission and certify that to my knowledge, having exercised reasonable diligence, the information provided in the Form is complete and accurate. _________________________________ _________________________________ Name: Date: Title: Reporting Issuer Name: End date of previous financial year: Type of Reporting Issuer: [ ] Class 1 reporting issuer [ ] Class 3B reporting issuer Highest Trading Marketplace: Market value of listed or quoted equity securities: Equity Symbol 1st Specified Trading Period (dd/mm/yy) _______________ to ______________ Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace $ ______________________ (i) Michael Cinnamond 5.74 March 31January 1 BTO Toronto Stock Exchange December 31, 2022 B2Gold Corp. February 22, 2023(s) Michael Cinnamond Michael Cinnamond Chief Financial Officer

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period ________________________ (ii) Market value of class or series (i) x (ii) $ ______________________ (A) 2nd Specified Trading Period (dd/mm/yy) _______________ to ______________ Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace $ ______________________ (iii) Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period ______________________ (iv) Market value of class or series (iii) x (iv) $ ______________________ (B) 3rd Specified Trading Period (dd/mm/yy) _______________ to ______________ Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace $ ______________________ (v) Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period ______________________ (vi) Market value of class or series (v) x (vi) $ ______________________ (C) 4,768,034,792.40 1,073,881,710 4.44 4,633,432,704.28 1,062,713,923 4.36 June 30April 1 6,075,034,811.16 1,058,368,434 September 30July 1

4th Specified Trading Period (dd/mm/yy) _______________ to ______________ Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace $ ______________________ (vii) Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period ______________________ (viii) Market value of class or series (vii) x (viii) $ ______________________ (D) 5th Specified Trading Period (dd/mm/yy) _______________ to ______________ Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace $ ______________________ (ix) Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period ______________________ (x) Market value of class or series (ix) x (x) $ ______________________ (E) Average Market Value of Class or Series (Calculate the simple average of the market value of the class or series of security for each applicable specified trading period (i.e. A through E above)) $ ______________________ (1) (Repeat the above calculation for each other class or series of equity securities of the reporting issuer (and a subsidiary, if applicable) that was listed or quoted on a marketplace at the end of the previous financial year) October 1 December 31 4.81 1,074,694,856 5,169,282,257.36 N/A N/A N/A N/A N/A 5,161,446,141.30

Fair value of outstanding debt securities: (Provide details of how value was determined) $ ______________________ (2) Capitalization for the previous financial year (1) + (2) $ ______________________ Participation Fee $ ______________________ Late Fee, if applicable $ ______________________ Total Fee Payable $ ______________________ (Participation Fee plus Late Fee) 0.00 5,161,446,141.30 36,500.00 36,500.00